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Direct Dial Number 310-282-6247 Email: Jmccloud@chrismill.com	April 17, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	MGM MIRAGE
Form 10-K for the year ended December 31, 2005
Form 8-K furnished on February 23, 2006
File No. 1-10362
Dear Sirs:
Enclosed for filing with the Securities and Exchange Commission (the “Commission”) on behalf of MGM MIRAGE (the “Company”) is the Company’s response to your letter dated April 3, 2006. The Commission’s letter set forth various specific comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Form 8-K furnished on February 23, 2006.
Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.
1.	In future filings, please present separately goodwill on the face of the balance sheet. See Rule 5-02-15 of Regulation S-X.

As requested by the Commission, in future quarterly and annual filings the Company will present goodwill separately on the face of the balance sheet, beginning with the Form 10-Q for the period ended March 31, 2006.

2.	We note from your statements of income that you present income from unconsolidated affiliates as a component of operating income. Please tell us the names of the investments in which you consider income to be operating income and for each of these investments, please tell us why you believe the operations of the investment entity is integral to your operations. Additionally, please explain to us the nature of the non-operating items from unconsolidated affiliates.

Securities and Exchange Commission
April 17, 2006

The Company includes its share of the operating results of the following investments within “Income from unconsolidated affiliates,” which is included within operating income (the entity’s formal name, operating name and the Company’s ownership percentage is shown):
•	Marina District Development Company — Borgata (50%);

•	Elgin Riverboat Resort-Riverboat Casino-Grand Victoria (50%);

•	Circus and Eldorado Joint Venture – Silver Legacy (50%);

•	Turnberry/MGM Grand Towers — The Signature at MGM Grand (50%).
Each of these entities is an operating casino resort, except for The Signature at MGM Grand (see below). The Company owns and operates casino resorts, and the casino resorts owned by the unconsolidated affiliates listed above are similar in nature to the Company’s wholly-owned casino resorts. The operations of each of these entities are, therefore, considered by the Company to be integral to its operations. The Company utilizes investments in unconsolidated affiliates as a mechanism to participate in casino development and operation without funding the entire development cost. Investments in unconsolidated affiliates allow the Company increased financial flexibility and in many cases allow the Company to earn financial returns on real estate assets in a more efficient and expedited manner than developing a wholly-owned resort.
The Company also considers the investment in The Signature at MGM Grand to be part of it’s core operations. The Company contributed idle real estate to the venture as a way to maximize the use of land that was formerly part of the MGM Grand theme park. The venture is developing three condominium-hotel towers and selling the units. Once complete, the condominium-hotel will supply additional guests to the MGM Grand Las Vegas. In addition, an affiliate of the MGM Grand Las Vegas will operate the rental program of this condominium-hotel, which will provide the Company with an ongoing hotel revenue stream and an increased customer base for gaming and non-gaming amenities.
The non-operating items from unconsolidated affiliates primarily consist of interest expense. In addition, there is a relatively minor amount of state income taxes at Borgata and a relatively minor amount of other miscellaneous income and expense (such as interest income) at all the entities. The following table shows the detail of “Non-operating items from unconsolidated affiliates” for the year ended December 31, 2005 (in thousands):

Interest expense State tax (benefit) Other (income)/expense, net	$16,864 (651 (388	) )

Total	$15,825

Securities and Exchange Commission
April 17, 2006

3.	We note that you received $46 million in insurance proceeds during 2005 and present receipts of the proceeds as an investing activity on the statement of cash flows. Please tell us the amount received that related to property damage and the amount related to business interruption.

In regard to the classification of the insurance proceeds received during 2005, the Company treated all proceeds as being related to property damage. The Company notes that its insurance policies related to storm and flood damage, which are the relevant policies relating to Hurricane Katrina, include undifferentiated coverage for both property damage and business interruption on a combined basis. The Company will ultimately submit one combined claim for both property damage and business interruption.

The Company believes it is appropriate to treat the proceeds as first applying to property damage since that is the loss that occurred first – the business interruption losses occurred, and continue to occur, after the property damage. Through December 31, 2005, the Company had accrued recoveries of $121 million for property damage, based on the net book value of damaged assets, and $50 million for business interruption, based on costs incurred during the period of closure. Also through December 31, 2005, the Company had received insurance proceeds of $46 million, leaving a receivable balance of $125 million.

The Company’s approach with regard to insurance proceeds under the relevant insurance policies is:
•	Treat all insurance proceeds as relating to the property damage claim until the full amount of the net book value of damaged assets has been recovered;

•	Treat subsequent proceeds up to the amount of the recorded receivable as relating to the business interruption claim;

•	Segregate proceeds in excess of the recorded receivable between property damage and business interruption based on the ultimate negotiation and resolution of the claim.
In preparing the statement of cash flows relating to insurance proceeds from Hurricane Katrina, the Company relied on the guidance in FASB Statement 95 and guidance in a presentation by the Commission at the 33rd Annual AICPA National Conference on Current SEC and PCAOB Developments held on December 5–7, 2005. The Company is classifying the insurance proceeds received as operating activities if the proceeds are deemed to relate to business interruption, and as investing activities if the proceeds are deemed to relate to property damage.

Securities and Exchange Commission
April 17, 2006

4.	We note that gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. Please explain to us, and disclose in future filings, the nature of your point-loyalty programs (including those acquired with Mandalay), the nature of items for which points can be redeemed (cash, services, etc.) and your accounting for such programs. If your point-loyalty program(s) have points that are redeemable for cash, please tell us how you have applied EITF 01-9 in your accounting for the program(s).

The accounting for the Company’s point-loyalty programs is based on the guidance in EITF 01-9, which generally requires that sales incentives in the form of cash, or the right to cash, be recorded as a reduction of revenue, while sales incentives in the form of goods or services, or the right to goods or services, be recorded as an expense.

The Company historically had one point-loyalty program – “Players Club.” Mandalay had its own legacy point-loyalty program – “One Club.” One Club is still operational at the Mandalay resorts, but the Company intends to discontinue One Club in 2006 and 2007 and merge customers into the Players Club. The nature of the two programs is described below.

In Players Club, customers earn points based on their slots play. Those points can be redeemed for cash. The Company communicates the balance of points earned to customers and the customers are aware of the redemption value of the points. Points expire after a certain period of time, which is communicated in the program materials.

In Players Club, customers do not earn points for their table games play that can be redeemed for cash or free goods or services. Rather, for their combined slots and table games play, a value is calculated for the customer based on their combined total level of play. That value is utilized, in a manner similar to traditional methods of providing complimentaries, to provide discretionary complimentaries to customers. Customers are not aware of their calculated value and the value is not communicated to the customer.

In One Club, customers earn points based on both their slots and table games play. The customers earn two separate balances of points – a cash balance and a complimentaries balance. For their slots play, customers earn points towards both their cash and complimentaries balances. For their table games play, customers earn points towards their complimentaries balance. The cash points balance can be redeemed for cash and the complimentaries points balance can be redeemed for free goods and services, such as free hotel rooms, free meals, etc. The Company communicates the balance of points earned to customers and the customers are aware of the redemption value of the points. Points expire after a certain period of time, which is communicated in the program materials.

Securities and Exchange Commission
April 17, 2006

In accounting for these programs, the accounting for the cash portion is the same in both programs. The Company records a liability at the time points are earned based on the number of points earned times the redemption value. The Company does not record “breakage” as it does not believe it can reasonably estimate breakage rates. Rather, the Company records actual expirations of points as a reduction of the liability. Since the benefits provided are cash, the accumulation of the liability is recorded as a reduction of revenue.
In accounting for the complimentaries points balance within One Club, the Company records a liability at the time points are earned based on the number of points earned times the redemption value. The redemption value is based on an estimate of the redemption patterns and an average cost of the free goods or services the Company expects the points to be redeemed for. Average cost is based on direct departmental costs. The Company does not record “breakage” as it does not believe it can reasonably estimate breakage rates. Rather, the Company records actual expirations of points as a reduction of the liability. Since the benefits provided are free goods and services, the accumulation of the liability is recorded as an expense – specifically, a casino department expense (promotional expense).
As requested by the Commission, the Company will disclose in future filings a summary of the information above regarding the nature of the Company’s point loyalty programs, the nature of items for which points can be redeemed and the accounting for such programs. Though such disclosure would not normally be included in a quarterly filing, the Company will include such disclosure in the “Notes to Consolidated Financial Statements” in the Form 10-Q for the period ended March 31, 2006.
5.	In future filings, please add a disclosure to describe the effects of any disposals or acquisitions, and extraordinary, unusual or infrequently occurring items that occurred in each of the quarters presented. See Item 302(a)(3) of Regulation S-K.

As requested by the Commission, in future annual filings the Company will add disclosures in its “Selected Quarterly Financial Results” footnote to describe the effects of any disposals or acquisitions, and extraordinary, unusual or infrequently occurring items that occurred in each of the quarters presented.

Securities and Exchange Commission
April 17, 2006

6.	We note your use of the non-GAAP performance measures adjusted earnings and adjusted EPS in your earnings release furnished on Form 8-K. You state that you present these measures because they are widely used and are considered by many to be better measures on which to base expectations of future results. However, many of the items for which you adjust GAAP net income have recurred over the last several years and there is no indication they will not recur in the future. Therefore, it is not clear why these measures are better for forming expectations of future results. Consequently, it does not appear you have provided a substantive reason specific to you that demonstrates the usefulness to investors of eliminating these recurring items from this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. In addition, you do not give equal or greater prominence to the most directly comparable GAAP measure, net income, as required by Item 10(e)(1)(i)(A) of Regulation S-K. Please either review your adjusted earnings and EPS amounts to exclude recurring items or items that are reasonably likely to recur or, alternatively, tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding these items when evaluating your performance. Also, please give equal or greater prominence to net income and EPS in future releases. For guidance, see Questions 8 and 9 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQs), issued on June 13, 2003.

As requested by the Commission, the Company will ensure that in future earnings releases it gives equal or greater prominence to net income and EPS as it gives to Adjusted Earnings and Adjusted EPS.

The Company notes the following reasons for excluding certain items when computing Adjusted Earnings and Adjusted EPS:
1.	Several of the line items excluded in determining Adjusted Earnings and Adjusted EPS have recurred during the past several years, but the individual transactions resulting in charges or credits to these line items are unique in nature. For instance, though the Company has incurred demolition costs for several capital projects in the past several years, these projects were unique projects at different resorts. Similarly, asset impairments and preopening expenses in connection with expansion projects were incurred in connection with multiple projects, none of which related to each other.

Securities and Exchange Commission
April 17, 2006

2.	Several of the line items excluded in determining Adjusted Earnings and Adjusted EPS do not relate to the performance of the Company’s core operations, though under GAAP these items must be recorded within income from continuing operations; the Company believes that the non-GAAP information provides a meaningful supplement to its investors to complement the Company’s GAAP results. For example, the Company believes the following items are not related to its future operating prospects: tax adjustments resulting from IRS audit cycles; demolition costs, asset disposals in connection with expansion projects and similar property transactions; and preopening expenses.

3.	Finally, the Company notes that even for line items that do recur over several periods, the timing and amounts of such items can vary significantly from period to period, primarily due to the factors described above related to the fact that the individual transactions making up these line items are so individually different.
Based on these factors, the Company believes that excluding these items provides additional information to better enable investors to form expectations of future results.
Additionally, the Company’s Board of Directors utilizes the same measures of Adjusted Earnings and Adjusted EPS when evaluating the Company’s performance, including comparisons of actual results to prior periods as well as comparison of actual results to budgeted/forecasted results. This factor is disclosed in the description of Adjusted Earnings included in the Company’s earnings release.
7.	We also note your use of the non-GAAP performance measure EBITDA because it is widely used. You eliminate other non-operating income (expense), restructuring charges, preopening and start-up expenses, and gains (losses) from property transactions. Because you adjust for items other than interest, taxes, depreciation, and amortization, titling the measure EBITDA may be confusing to investors. Please revise the title to indicate clearly that you have adjusted the measure for additional items. For guidance, see Question 14 of the Non-GAAP FAQs. In addition, it appears that certain items eliminated from adjusted earnings differ in amount from the same items eliminated in EBITDA. Please reconcile these differences for us. We do not believe that the wide use of EBITDA is a substantive reason specific to you that demonstrates usefulness. The fact that a non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure. See footnote 44 to FR-65. Please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding recurring items such as restructuring charges, preopening and start-up costs, and gains(losses) from property transactions from this non-GAAP measure as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

Securities and Exchange Commission
April 17, 2006

As requested by the Commission, the Company will revise the title of its non-GAAP measure from “EBITDA” to “Adjusted EBITDA.”
Regarding the Commission’s comment regarding the difference in amounts of line items eliminated from both Adjusted EBITDA and Adjusted Earnings, the Company notes that the amounts eliminated from Adjusted EBITDA are before income tax effects, and the amounts eliminated from Adjusted Earnings are adjusted for income tax effects.
The Company’s position regarding the usefulness of eliminating certain items from Adjusted EBITDA is largely described above in the response to comment 6. The Company notes that there is one additional factor regarding the usefulness of Adjusted EBITDA – the Company utilizes property-level EBITDA (Adjusted EBITDA before corporate expense) as the primary measure of the Company’s operating resorts’ performance, including the evaluation of operating personnel. This factor is already disclosed in the description of Adjusted EBITDA included in the Company’s earnings release.
Attached is a statement from the Company acknowledging the items requested in your letter.
If there are additional comments or questions, please do not hesitate to contact the undersigned at (310) 282-6247.
Very truly yours,
/s/ JANET S. McCLOUD
Janet S. McCloud
   Of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
Attachments

Copies to:	James J. Murren
Gary N. Jacobs

The undersigned, on behalf of MGM MIRAGE, acknowledges:
•	MGM MIRAGE (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
/s/ GARY N. JACOBS

Gary N. Jacobs
Executive Vice President, General
    Counsel and Secretary of MGM MIRAGE